UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

DealerTrack Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 242309102		Page 2 of 5 Pages

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

Capital One Auto Finance, Inc. I.R.S. Identification No. 75-2163778
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	Citizenship or Place of Organization

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power

None
(6) Shared Voting Power

None
(7) Sole Dispositive Power

None
(8) Shared Dispositive Power

None

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

None
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

(11)	Percent of Class Represented by Amount in Row (9)

0%
(12)	Type of Reporting Person

CO

13G
CUSIP No. 242309102		Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13G is being filed to report the reporting person’s disposition of 1,832,767 shares of Common Stock, par value $0.01 per share, of DealerTrack Holdings, Inc.

Item 1 (a).	Name of Issuer:

DealerTrack Holdings, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

1111 Marcus Avenue Suite M04 Lake Success, New York 11042

Item 2 (a).	Name of Person Filing:

Capital One Auto Finance, Inc.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

3901 N. Dallas Parkway Plano, TX 75093

Item 2 (c).	Citizenship:

Texas

Item 2 (d).	Title of Class of Securities:

Common Stock, Par Value $0.01 per share.

Item 2 (e).	CUSIP Number:

242309102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

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CUSIP No. 242309102		Page 4 of 5 Pages

Item 4.	Ownership:

(a) Amount beneficially owned:

None

(b) Percent of Class:

0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

None

(ii) Shared power to vote or direct the vote:

None

(iii) Sole power to dispose or to direct the disposition of:

None

(iv) Shared power to dispose or to direct the disposition of:

None

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

CAPITAL ONE AUTO FINANCE, INC.

By:	/s/ Patrick C. Gray
Name:	Patrick C. Gray
Title:	Vice President